Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: +1 646 201 9246

RRSAT TO DISTRIBUTE ICONCERTS HIGH DEFINITION CHANNEL
ON MEASAT 3A SATELLITE

RE’EM – April 8, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has signed a new agreement to distribute the  iConcerts HD channel on the Measat-3A satellite to Asia. This is an additional testimony of satisfaction with RRsat services since, to date, RRsat has been providing distribution services for iConcerts to Europe via the EuroBird 9 satellite as well contribution via fiber to Dish Network in the USA for distribution of the channel over EchoStar Taiwan.

iConcerts, owned by Swiss-based Transmedia Communications, is the global digital entertainment channel dedicated to live music, with a library of over 1000 live music concerts, TV shows and documentaries. Featuring performances by some of the most popular international artists, from Coldplay to Santana and Amy Winehouse, iConcerts HD has already established itself as the first HD TV concert channel in Europe.  The accompanying VOD platform, available via telco and cable on-demand services, features extensive library of live music performances, from best-selling contemporary stars to legendary performers like Jimi Hendrix and  Bob Marley.

“iConcerts provides exciting live content to a global audience,” commented  David Rivel, founder and CEO of RRsat Global Communications Network. “This agreement represents another channel that elected to outsource its high definition distribution through RRsat. HD represents an area of significant potential growth for RRsat with interest from existing customers that want to add HD channels, as well as new customers that distributed in-house until now, but elect to outsource HD due to the additional complexities. Our facilities are state-of-the-art, supporting all the latest formats and technologies under the HD banner. We believe that the HD trend is growing strongly and will become mainstream. We view this as a strong growth engine for RRsat in the coming quarters and years.”

“We saw tremendous demand for iConcerts HD in Asia this year and RRsat proved to be the best partner to deploy the channel rapidly in the Region,” said Etienne Mirlesse, Chairman of Transmedia Communications. “Thanks to the RRsat agreement, iConcerts will now be able to respond to the growing demand of Asian operators for premium HD programming. We now can focus on deploying our cross-platform offering across a number of Asian territories, while maintaining the exceptional quality of image and musical talent that our customers expect from us.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 545 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

About iConcerts:
iConcerts is the first 360º live music service, offering music fans a 24/7 HDTV channel and a video-on-demand platform with over 1000 concerts and live performances featuring top-selling  artists in all popular musical genre, and covering some of most high-profile festivals and live events.

To date, iConcerts TV and VOD services are available in France, Italy, Belgium, Switzerland, Turkey, Korea, Portugal, Lithuania, Dubai and Taiwan, with additional deals to be announced at MIPTV 2010. Comprehensive information on iConcerts cross-platform services is available at www.iconcerts.com.

During MIPCOM 2010, more information on iConcerts HD is available at the stand of its international agent, THEMA TV – Booth (0813)

 iConcerts is a division of Swiss-based Transmedia Communications SA.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to develop our HD services, (vi) our ability to successfully integrate the teleports we acquired, (v) our ability to develop and commercialize RRinternetTV, (vi) our ability to report future successes and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

Information in this press release concerning iConcerts is based on information provided by iConcerts and has not been independently verified by RRsat.